Exhibit 14.3

Code of Ethics for Directors

CAMERON INTERNATIONAL CORPORATION

INTRODUCTION

This Code of Ethics for Directors has been adopted by the Board of Directors of Cameron International Corporation (“Cameron” or the “Company”) to promote honest and ethical conduct and compliance with applicable laws, rules, regulations and standards.  The Board of Directors of the Company (the “Board”) recognizes that no code of conduct or code of ethics can replace the thoughtful behavior of an ethical member of the Board (each, a “Director”).  Such a code, however, can focus attention on areas of ethical risk, provide guidance to help recognize and deal with ethical issues, and help to foster a culture of honesty and accountability.

In the event of exceptional circumstances such that a waiver of any provision of this Code for a Director would be in the best interests of the Company, as required by the Listing Standards of the New York Stock Exchange, such waiver can only be made by the Board or a committee of the Board, and, as required by Sarbanes-Oxley, such waiver must be disclosed promptly to the Company’s shareholders.  If a matter is covered under Cameron’s Policy on Related Person Transactions, the waiver should be considered in accordance with that Policy.

PRINCIPLES AND PRACTICES

In performing his or her duties, a Director should abide by the following principles:

1.  Standard of Conduct.  In discharging his or her duty to oversee the management of the business and affairs of Cameron, a Director should act in a manner he or she believes in good faith to be in the best interests of Cameron, and exercise the care an ordinarily prudent person in a like position would exercise under similar circumstances.  This means that each Director has both a duty of care and a duty of loyalty.

A Director's duty of care refers to the responsibility to exercise appropriate diligence in overseeing the management of Cameron, making Board decisions and taking other Board actions. In carrying out the duty of care, Directors should:

•	Regularly attend and participate in Board and Board committee meetings. Personal participation in meetings is important to the process of becoming informed about essential matters.

•	Remain regularly informed about Cameron’s ongoing business and affairs. Directors should devote appropriate time to reviewing periodic updates provided by management, as well as Board materials provided prior to each meeting.

•	Appropriately rely on others. Directors may rely in good faith on information provided to them by Board committees and the Company’s management, employees and professional advisors who have been selected with reasonable care by or on behalf of the Company, as to matters the Directors reasonably believe to be within any such other person’s professional or expert competence.

•	Make inquiries. Directors should make inquiries about material issues facing the Company and regularly follow up until they are reasonably satisfied that management is addressing those issues appropriately.

A Director's duty of loyalty refers to the responsibility to act in good faith and in Cameron’s best interests, not the interests of the Director, a family member or an organization with which the Director is affiliated. Directors should not use their positions for personal gain. The duty of loyalty may be relevant in situations involving a potential conflict of interest or corporate opportunity.

2.  Conflicts of Interest.  Directors should conduct themselves in an honest and ethical manner and avoid any actual or apparent conflict of interest.  A conflict of interest occurs when a Director’s private interest interferes in any way with the interests of the Company, and/or makes it difficult to perform his or her duty objectively and effectively.  Conflicts of interest may also arise when a Director, or a member of his or her immediate family, receives personal benefits as a result of his or her position as a Director.  “Immediate family” includes a persons’ spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

Directors and members of their immediate families may not accept a gift from persons or entities who deal with the Company or any of its subsidiaries in any case where the gift:

•	would be illegal or result in a violation of law;

•	has a value beyond what is a normal and customary courtesy in the business of the Company and its subsidiaries; or

•	would reasonably be expected to influence the Director’s actions as a member of the Board.

In accordance with the Company’s Corporate Governance Principles, where necessary to avoid an actual or apparent conflict of interest, a Director should recuse himself or herself from any Board deliberations and decisions affecting his or her personal or professional interests or those of any of his or her immediate family members.

3.  Corporate Opportunities.  Directors should not:

•	take for themselves personally opportunities that are discovered through the use of any property or information of the Company or any of its subsidiaries or his or her position as a Director;

•	use property or information of the Company or any of its subsidiaries or his or her position as a Director for personal gain; or

•	compete with the Company or any of its subsidiaries, except as may be approved by the Board or a committee of independent, disinterested Directors.

4. Confidentiality.  One important facet of a director’s fiduciary duties is the responsibility to protect and hold confidential all non-public information obtained in the role of a director. Therefore, it is the policy of the Board that:

a.	no Director shall use Confidential Information for his or her own personal benefit or to benefit any person or entity outside the Company;

b.	no Director shall disclose Confidential Information to any person or entity outside the Company, either during or after his or her service as a Director of the Company, except in accordance with the Company’s Corporate Governance Guidelines, the Charter of any committee of the Board or a resolution duly adopted by the Board and except with express prior permission of the Company's Chairman of the Board or General Counsel, or as may be otherwise required by applicable law; and

c.	except in accordance with Section 4.b. above, no Director shall disclose Confidential Information to any stockholder of the Company (including any stockholder who has designated or nominated any Director or any director candidate), and any director candidate who is a party to any arrangement with any such stockholder calling for any disclosure of Confidential Information or incentivizing any such disclosure shall not be qualified to serve as a Director.

For purposes of this Policy, "Confidential Information" shall constitute all non-public information (whether or not material to the Company) entrusted to or obtained by a Director by reason of his or her position as a Director. It includes, but is not limited to, nonpublic proprietary information that is of competitive or commercial value to the Company and/or of such use to its competitors or other persons or entities outside the Company (including individual stockholders), nonpublic information regarding the Company’s finances, operations, results of operations or strategies; and sensitive information regarding Board proceedings or deliberations to which a Director is privy by virtue of his or her membership on the Board, such as:

•	non-public information about the Company's financial condition, projections, forecasts, prospects or future plans;

•	non-public information regarding the Company's research and development efforts or results, new product launches or initiatives, marketing and sales programs, or leadership succession plans for the Company's senior officers;

•	non-public information relating to possible business transactions such as mergers, acquisitions, divestitures or joint ventures, or possible capital-related transactions such as credit facilities, capital markets transactions, share repurchases, dividends or stock splits;

•	non-public information concerning other companies with whom the Company may conduct business, including information about the Company's customers, suppliers, joint venture partners, or other companies with which the Company is under an obligation of confidentiality; and

•	non-public information about meetings, presentations and discussions relating to issues, deliberations and decisions between and among employees, officers and Directors and their advisers, including the identity, circumstances and fact of retention of any such advisers.

By agreeing to be a Director, each Director agrees he or she shall be bound by the terms of the policy reflected in this Section 4 and that any Director who willfully violates this policy will immediately tender his or her resignation to the Board and will be disqualified from standing for any future election as a Director.

5.  Fair Dealing.  Directors should endeavor to deal fairly with the Company’s various constituents.  No Director should take unfair advantage of any of those constituents through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

6.  Protection and Proper Use of Company Assets.  Directors should oversee the development and implementation of the Company’s policies to protect the assets of the Company and its subsidiaries and ensure their efficient use.  The assets of the Company and its subsidiaries should be used only for legitimate business purposes.

7.  Compliance With Laws, Rules and Regulations (Including Insider Trading Laws).  Directors should proactively promote compliance with (and should individually comply with) applicable laws, rules and regulations, including insider trading laws.  Insider trading is both unethical and illegal.

8.  Encouraging the Reporting of Any Illegal or Unethical Behavior.  Directors should proactively promote ethical behavior (and should individually behave in an ethical manner).  Directors should oversee the development and implementation of the Company’s policies to ensure that the Company:  (i) encourages employees of the Company and its subsidiaries to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation; (ii) has an effective means for employees of the Company and its subsidiaries to report violations of laws, rules, regulations or the Company’s Code of Ethics for Management Personnel, including Senior Financial Officers or its Standards of Conduct; and (iii) does not allow retaliation for any such reports made in good faith and communicates this nonretaliation policy effectively to the employees of the Company and its subsidiaries.

9.  Compliance Procedures.  Directors should communicate any suspected violations of this Code promptly to the Chairman of the Nominating and Governance Committee of the Board.  Violations will be investigated by the Board or by a person or persons designated by the Board, and appropriate action will be taken in the event of any violations of this Code.

10.  Annual Certification.  Directors will annually sign a confirmation that they have read and will comply with this Code.

11.  Amendment.  This Code may be amended by the Board, subject to the applicable disclosure and other provisions of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, and the applicable rules of the New York Stock Exchange.

Board Approved: August 8, 2014